UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

UNITED STATES LIME & MINERALS, INC.

(Exact name of the registrant as specified in its charter)

Texas	000-4197	75-0789226
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5429 LBJ Freeway, Suite 230, Dallas, Texas	75240
(Address of principal executive offices)	(Zip code)

Timothy W. Byrne (972) 991-8400 (Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, .
☑	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The resource extraction payment disclosure for United States Lime & Minerals, Inc. (the “Company”) required by this Item 2.01 is included as Exhibit 2.01 and Exhibit 99.1 to this Form SD.

Company Operations

The Company, a Texas corporation headquartered in Dallas, Texas, is a manufacturer of lime and limestone products. Through its wholly owned subsidiaries, the Company extracts high-quality limestone from its open-pit and underground mines that it sells as crushed limestone or processes further to produce several higher-value lime and limestone products, including pulverized limestone, quicklime, hydrated lime, and lime slurry.

The Company has one reportable business segment: Lime and Limestone Operations. All of the Company’s Lime and Limestone Operations, including production and sale of its lime and limestone products, are conducted in the United States. The Company’s Other operations relate to its natural gas interests, consisting of royalty and non-operated working interests under an oil and gas lease and a drillsite agreement with two separate operators related to the Company’s Johnson County, Texas properties pursuant to which the Company receives payments from the operators for giving them the right to explore for and extract natural gas and other petroleum products.

Company Resource Extraction Payments

The Company is subject to United States federal corporate income tax on the net income that it earns from its Lime and Limestone Operations and its Other operations, and any other net income it earns. The Company files a consolidated U.S. federal corporate income tax return at the parent entity level for itself and its wholly owned subsidiaries. During its fiscal year ended December 31, 2023, the Company paid, on a cash basis in U.S. dollars, $17.3 million in U.S. federal corporate income tax. The Company made no other payments during 2023 required to be disclosed in this Report.

All of the Company’s U.S. federal corporate income tax payments in 2023 related to its consolidated taxable income. It is not possible to determine what portion of such tax payments were attributable to taxable income the Company earned from the extraction of limestone and the production and sale of crushed limestone as opposed to its production and sale of higher-value lime and limestone products and other operations.

Section 3 – Exhibits

Item 3.01   Exhibits

The following Exhibit is files as a part of this Report:

Exhibit No.	Exhibit Description

2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form SD for the fiscal year ended December 31, 2023 (interactive data files formatted as XBRL).

99.1	Resource Extraction Payment Report for the fiscal year ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed by the duly authorized undersigned.

UNITED STATES LIME & MINERALS, INC.

September 23, 2024	By:	/s/ Timothy W. Byrne
		Name:	Timothy W. Byrne
		Title:	Chief Executive Officer